Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (202) 636-5879	E-mail Address christopher.healey@stblaw.com

July 17, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anu Dubey

 Ken Ellington

Re:	Carlyle Credit Income Fund
Registration	Statement on Form N-2
(File	Nos. 333-272426 and 811-22554)

Ladies and Gentlemen:

On behalf of Carlyle Credit Income Fund (the “Fund”), a registered closed-end fund, we hereby file with the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 ( “Amendment No. 1”) to the above-referenced shelf registration statement on Form N-2 (the “Registration Statement”) in connection with the registration of the offer and sale from time to time of common shares, preferred shares, subscription rights, and debt securities of the Fund. Amendment No. 1 includes revisions to the Registration Statement in response to the Staff’s comments received by telephone on June 7, 2023 and June 28, 2023 relating to the Registration Statement and certain other revisions.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Unresolved Staff Comments

1.	Please insert a section for unresolved staff comments as required by Item 24(h)(4) of Form N-2.

Response: The Fund has revised Amendment No. 1 to include on page 141 a section relating to any unresolved staff comments.

Securities and Exchange Commission	July 17, 2023

Prospectus Cover

2.

Please explain supplementally how the fund intends to conduct common share offerings given the proxy statement disclosure of planned tender offers and one-time purchase of shares by Carlyle in compliance with trading prohibitions of Rules 101 and 102 of Regulation M.

Response: The Fund respectfully notes that it does not intend to undertake an offering for its common shares during any “restricted period,” as such term is defined in Rule 100 under Regulation M. The New Issuance will take place the tenth business day following the termination of the Tender Offer, which falls outside of the definition of restricted period. Additionally, the Fund notes that it does not intend to offer its common shares or any other securities pursuant to the Registration Statement until the later of the completion of the Tender Offer and New Issuance and the date of effectiveness of the Registration Statement.

General

3.

Please update the N-2 to reflect changes resulting from the shareholder vote at the June 15, 2023 meeting, including strategies, risks, fundamental policies, management, trustees, and organizational documents and disclosure.

Response: The Fund respectfully notes that Amendment No. 1 reflects the changes to Fund’s investment strategy, risks, fundamental policies, management, trustees, organizational documents and all other relevant disclosure as a result of the shareholder approval of the proposals at the shareholder meeting on June 15, 2023 and the Closing of the Transaction.

Recent Developments (page 11)

4.

Please supplementally explain why the investment amount changed from $25 million in the initial proxy statement to $15 million in the definitive proxy statement and the Registration Statement. Please refer to the sentence stating, “CGCIM or one of its affiliates also will invest at least $15,000,000 into the Fund following the Closing through the purchase of newly issued Fund shares at a price equal to the greater of the then-current net asset value per share and the net asset value per share that represents the tender offer purchase price, and through acquiring shares in private purchase.”

Response: In the period of time between the filing of the Fund’s initial proxy statement on January 12, 2023 and definitive proxy statement on May 22, 2023, and following discussions and negotiations between the parties, CGCIM and the Fund executed a Waiver Letter, dated May 17, 2023, where, among other things, the Fund waived CGCIM’s obligations under the Transaction Agreement to purchase a number of shares in the New Issuance valued at $25 million and agreed to the reduced investment amount of $15

Securities and Exchange Commission	July 17, 2023

million by CGCIM. The parties did not alter the total mix of consideration ($10 million payment) and liquidity ($25 million tender offer) that CGCIM committed to provide to existing shareholders, only the amount of additional investment that CGCIM or its affiliates would be obligated to make in the Fund through the purchase of newly issued shares. The Fund respectfully notes that the shareholders were provided with information in the definitive proxy statement regarding the reduced New Issuance amount in connection with the shareholder meeting on June 15, 2023.

Description of our Subscription Rights (page 38)

5.

Disclose here that for any transferrable rights for common stock the following conditions stated in the Association of Publicly Traded Investment Funds No Action Letter, dated August 2, 1985, (the “No Action Letter”) would be met:

i.	the offering fully protects shareholders preemptive rights and does not discriminate among shareholders;

ii.	management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights;

iii.	ratio of offering does not exceed one new share for each three rights held; and

iv.	the Board makes good faith determination that the offering would result in a net benefit to existing shareholders.

Response: The Fund respectfully notes that in the event it chooses to undertake to conduct an offering of rights for common stock, it shall do so in compliance with the requirements of the No Action Letter, as listed above, and has added appropriate disclosure on page 101.

6.

Please confirm supplementally that the prospectus supplement cover page for a rights offering will disclose that an offering may substantially dilute the aggregate NAV of shares owned by shareholders who do not fully exercise their rights and that these shareholders should expect upon completion of the offering to own a smaller proportional interest in the fund than before the offering.

Response: The Fund acknowledges the Staff’s comment and confirms that the cover page of the prospectus supplement for the rights offering will disclose that an offering may substantially dilute the aggregate NAV of shares owned by shareholders who do not fully exercise their rights and that these shareholders should expect upon completion of the offering to own a smaller proportional interest in the fund than before the offering.

7.	Please confirm supplementally that the prospectus supplement for a rights offering will have an example showing dilutive effect when the subscription price is below NAV on the pricing date.

Securities and Exchange Commission	July 17, 2023

Response: The Fund acknowledges the Staff’s comment and confirms that the prospectus supplement for any rights offering will have an example showing dilutive effect when the subscription price is below NAV on the pricing date.

8.

Please clarify which “securities” would be purchased as referenced in the first sentence, stating, “We may issue subscription rights to the holders of the class of securities to whom the subscription rights are being distributed, or the holders to purchase our securities.”

Response: In response to the Staff’s comment, the Fund has revised the disclosure on page 101 to clarify that the securities referenced are common shares of the Fund.

9.

Please disclose how the second sentence stating, “Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights,” would happen and which securities rights would be offered with.

Response: The Fund acknowledges the Staff’s comment and respectfully notes that in the event the Fund chooses to issue subscription rights alongside of any other offered security, the Fund shall disclose in the applicable prospectus supplement the terms of the offering, including which other securities, if any, would be included in such offering.

Secured Indebtedness and Ranking (page 52)

10.	Please revise the sentence containing “will effectively rank junior” to reflect that a closed end fund cannot issue junior and senior debt. See Section 18(c)(1) of the 1940 Act.

Response: The Fund respectfully notes that the disclosure referenced in this comment 10 has been removed from Amendment No. 1.

Plan of Distribution (page 56)

11.	Please define the term “Derivative Transactions”.

Response: The Fund respectfully notes that the term “Derivative Transactions” is defined on page 7.

12.	Please explain how the fund intends to conduct offering in compliance with Rules 101 and 102 of Regulation M.

Response: The Fund acknowledges the Staff’s comment and confirms that the Fund intends to conduct all offerings in compliance with Rules 101 and 102 of Regulation M, including not bidding for, purchasing, or attempting “ to induce any person to bid for or purchase, a covered security during the applicable restricted period.”

Securities and Exchange Commission	July 17, 2023

Part C - Exhibit List

13.	Please file the Transaction Agreement as a material contract or explain supplementally why it is not a material contract.

Response: In response to the Staff’s comment, the Fund has filed the Transaction Agreement as Exhibit (2)(k)(5) to Amendment No. 1.

Signature Page

14.	Please revise the signature page to identify the Fund’s Principal Accounting Officer or Comptroller, as required under Section 6(a) of the Securities Act of 1933.

Response: In response to the Staff’s comment, the Fund has revised the signature page to reflect that Nelson Joseph is the Fund’s Principal Accounting Officer.

Accounting Comments

1.	Please include a Fee Table.

Response: In response to the Staff’s comment, the Fund has included a fee table in Amendment No. 1.

2.	Please ensure that fee waiver recoupment language matches that in the Annual Report.

Response: The Fund acknowledges the Staff’s Comment and respectfully notes that the fee waiver recoupment language in the Annual Report is obsolete and that the disclosure reflects the new fee waiver agreement that the Fund entered into on July 14, 2023 as a result of the closing of the Transaction.

The Fee Waiver Agreement has been filed as an Exhibit to Amendment No. 1, and Amendment No. 1 discloses the terms of the Fee Waiver Agreement. However, because the Fee Waiver Agreement is expected to last under one year, the Fee Waiver is not included as a line item on the Fee Table.

3.	Please include a 10 year Financial Highlights table or expand incorporation by reference to reach back 10 years.

Response: The Fund respectfully acknowledges the Staff’s comment and agrees to either provide an Financial Highlights table or expand incorporation by reference.

Securities and Exchange Commission	July 17, 2023

Please call me (202-636-5879) or Jonathan Pacheco (202-636-5876) or with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Christopher P. Healey
Christopher P. Healey

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Jonathan Pacheco, Simpson Thacher & Bartlett LLP